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                                   EXHIBIT 12


                             COMPUTATION OF RATIOS
                                 (in thousands)


                                                                      1999
                                                                    -------
Income from continuing operations before income taxes               $39,539

Fixed charges                                                        33,696
                                                                    -------
Total                                                               $73,235

Earnings to fixed charges(1)                                           2.17


(1) Calculated by dividing income from continuing operations before income taxes, extraordinary gains and cumulative effect of a change in accounting principle plus fixed charges by fixed charges. Fixed charges represent total interest expense, including amortization of debt expense and discount relating to indebtedness.